FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material Fact dated May 24, 2018

MATERIAL FACT

Banco Santander, S.A. hereby announces that it has received formal notification from the Bank of Spain of its binding minimum requirement for own funds and eligible liabilities (“MREL’’) for the Resolution Group of Banco Santander, S.A. at a sub-consolidated level, as determined by the Single Resolution Board (SRB).

This MREL requirement has been set at EUR 114,482.84 million, which as a reference of this resolution group’s risk weighted assets at 31 December 2016 would be 24.35%, and must be met by 1 January 2020.

The MREL requirement is in line with our expectations, and consistent with our funding plans. As of today, the aforementioned resolution group already complies with the MREL requirement. Future requirements will be subject to ongoing regulatory review.

Boadilla del Monte (Madrid), 24 May 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 24, 2018	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer